

Mail Stop 3561

July 26, 2016

David C. Sienko, Esq.
General Counsel
Hecla Mining Company
6500 North Mineral Drive, Suite 200
Coeur d'Alene, Idaho 83815-9408

> **Re: Hecla Mining Company**
> **Registration Statement on Form S-4**
> **Filed June 29, 2016**
> **File No. 333-212313**

Dear Mr. Sienko:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary

Interests of Directors and Officers of Mines Management in the Merger, page 15

1. Please revise to indicate the aggregate amount of payments that the certain officers will receive in connection with the merger.

Proposal 1: The Approval and Adoption of the Merger Agreement, page 39

Opinion of Mines Management's Financial Advisor, page 49

2. We note that the financial advisor delivered its fairness opinion and presented the related analysis to the board.   Please provide us with supplemental copies of any materials, such

as board books, used in the presentations to the board or the special committee. We may have additional comments after reviewing these materials.

General, page 55

3. Please disclose the amount of the success fee to be paid to Canaccord Genuity. If the amount is not determinable at this time, provide an estimate as of a recent date.

Board of Directors and Management of Mines Management Following the Merger, Page 60

4. Please revise to expand this disclosure to address the management changes, if known.

Shareholder Agreements, page 64

5. Please disclose whether any separate consideration was provided in order to induce the shareholders to enter into the shareholder agreements.

Part II

Exhibits and Financial Statement Schedules, page II-1

6. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements to the merger agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request, which agreement may be included in the exhibit index to the registration statement.

7. We note that your tax opinion by Davis Graham & Stubbs LLP will be filed by amendment. Please file the tax opinion as promptly as possible since we will review the tax opinion prior to granting effectiveness of the registration statement and may have further comments after our review. Please allow for sufficient time to resolve any issues raised in our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper at (202) 551-3329 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Mining

cc: J. Craig Walker, Esq.
    K&L Gates LLP